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                                  23(d)(2)(jj)

    Amendment to Investment Sub-Advisory Agreement - TA IDEX Jennison Growth

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                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                      TRANSAMERICA FUND ADVISORS, INC. AND
                             JENNISON ASSOCIATES LLC

THIS AMENDMENT is made as of January 1, 2007 to the Sub-Advisory Agreement dated December 1, 2000, as amended, (the "Agreement"), between Transamerica Fund Advisors, Inc. ("TFAI"), and Jennison Associates LLC (the "Sub-Adviser") on behalf of Transamerica IDEX Mutual Funds (the "Trust") and TA IDEX Jennison Growth (the "Fund"). In consideration of the mutual covenants contained herein, the parties agree as follows:

4. COMPENSATION. Effective January 1, 2007, the sub-advisory fee rate for TA IDEX Jennison Growth is as follows:

          0.40% of the first $250 million of average daily net assets; 0.35% of average daily net assets over $250 million up to $500 million; 0.30% of average daily net assets over $500 million up to $1 billion; 0.25% of average daily net assets over $1 billion up to $1.5 billion; and 0.20% of average daily net assets in excess of $1.5 billion; and for the purpose of calculating the fee, the Fund's assets will be combined with those of the Jennison Growth portfolio of AEGON/Transamerica Series Trust.

In all other respects, the Sub-Advisory Agreement dated December 1, 2000, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2007.

TRANSAMERICA FUND ADVISORS, INC


By: /s/ Glenn E. Brightman
    ---------------------------------
Name: Glenn E. Brightman
Title: Senior Vice President


JENNISON ASSOCIATES LLC


By: /s/ Stuart S. Parker
    ---------------------------------
Name: Stuart S. Parker
      -------------------------------
Title: Executive Vice President
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